FILED BY HILLTOP HOLDINGS INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: SWS GROUP, INC.

REGISTRATION STATEMENT NO. 333-196367

The following updated presentation is being used by management of SWS Group, Inc. in investor meetings commencing on the date of this filing; members of management of Hilltop Holdings Inc. may participate in some or all of these meetings.

Merger with Hilltop Holdings Inc. October 2014 1

Forward-Looking Statements From time to time we make statements (including some contained in this presentation) that predict or forecast future events, depend on future events for their accuracy, or otherwise contain "forward-looking" information and constitute “forward-looking statements” within the meaning of applicable U.S. securities laws. Such statements are generally identifiable by terminology such as “plans,” “expects,” “estimates,” “budgets,” “intends,” “anticipates,” “believes,” “projects,” “indicates,” “targets,” “objective,” “could,” “should,” “potential,” “may” or other similar words. By their very nature, forward-looking statements require us to make assumptions that may not materialize or that may not be accurate. Readers should not place undue reliance on forward-looking statements and should recognize that such statements are predictions of future results, which may not occur as anticipated. Actual results may differ materially as a result of various factors, some of which are outside of our control, including: • failure to obtain the approval of stockholders of SWS Group, Inc. (“SWS” or the “Company” in connection with the proposed transaction with Hilltop Holdings Inc. (“Hilltop”); • the failure to consummate or delay in consummating the proposed transaction for other reasons; • the timing to consummate the proposed transaction; • the risk that a condition to closing of the proposed transaction may not be satisfied; • the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; • Hilltop’s ability to achieve the synergies and value creation contemplated by the proposed transaction; • Hilltop’s ability to promptly and effectively integrate its and SWS’s businesses; • the diversion of management time on transaction-related issues; • the interest rate environment; • the volume of trading in securities; • the liquidity in capital markets; • the volatility and general level of securities prices and interest rates; • the ability to meet regulatory capital requirements administered by federal agencies; • the level of customer margin loan activity and the size of customer account balances; • the demand for real estate in Texas, New Mexico and the national market; • the credit-worthiness of our correspondents, trading counterparties and of our banking and margin customers; • the demand for investment banking services; • general economic conditions, especially in Texas and New Mexico, and investor sentiment and confidence; • the value of collateral securing the loans we hold; • competitive conditions in each of our business segments; • changes in accounting, tax and regulatory compliance requirements; • changes in federal, state and local tax rates; • the ability to attract and retain key personnel; • the availability of borrowings under credit lines, credit agreements and credit facilities; • the potential misconduct or errors by our employees or by entities with whom we conduct business; • the ability of borrowers to meet their contractual obligations and the adequacy of our allowance for loan losses; and • the potential for litigation and other regulatory liability. 2

3 Forward-Looking Statements (Continued) Our future operating results also depend on our operating expenses, which are subject to fluctuation due to: • variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors or other market variables; • variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred to maintain our infrastructure; and • unanticipated costs which may be incurred from time to time in connection with litigation, regulation and compliance, loan analyses and modifications or other contingencies. Other factors, risks and uncertainties that could cause actual results to differ materially from our expectations discussed in this presentation and those discussed in our reports filed with and available from the Securities and Exchange Commission (the "SEC"). Our forward-looking statements are based on current beliefs, assumptions and expectations. All forward-looking statements speak only as of the date on which they are made and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based.

Agenda . Executive Summary . Transaction Overview . SWS Independent Special Committee . Transaction Background . Transaction Rationale . Hilltop . 2011 Credit Agreement . Shareholder Approval . Appendix 4

Executive Summary 5 . On March 31, 2014, SWS entered into an agreement to merge into a subsidiary of Hilltop . SWS Board (other than Messrs. Ford1 and Crandall2, who recused themselves from voting) unanimously approved the merger agreement and recommend SWS stockholders vote FOR the merger on or before the Special Meeting of Stockholders to be held on November 21, 2014 . SWS holders of record on October 3, 2014 are entitled to vote – importantly, failing to vote has the same effect as a vote against the transaction . Hilltop’s price represents a significant premium to SWS’s unaffected stock price3 and a substantial multiple in light of SWS’s historical losses and low prospective earnings . Hilltop’s merger delivers immediate cash value and allows SWS stockholders to participate in significant upside potential of a larger, more profitable, more diversified organization with ample capital to grow . Hilltop is the ideal buyer for SWS: . Hilltop owns complementary broker / dealer and banking businesses based in Dallas, TX . Low risk execution from regulatory and financing perspective . Alleviated SWS repayment risk on $100 million unsecured debt and burdensome conditions in related Credit Agreement 1 Refers to Gerald J. Ford, Chairman of the Board of Hilltop Holdings Inc. 2 Refers to J. Taylor Crandall, a founding Managing Partner of Oak Hill Capital Management, LLC 3 Unaffected SWS share price was $6.06 on January 9, 2014; the day before the Hilltop initial proposal was made public

6 Executive Summary (Continued) . Due to the anticipated scrutiny of merging with Hilltop, SWS formed an independent Special Committee, solicited numerous potential acquirers and discussed potential transactions with other parties . Agreement with Hilltop was reached after SWS successfully negotiated enhanced economics, though no other party submitted a binding proposal . Hilltop has since exercised all of its warrants, is the largest stockholder of SWS and is no longer a lender to SWS – sacrificing certain rights and protections in the 2011 Credit Agreement . Oak Hill consented to the merger with Hilltop and has since exercised 75% of its warrants – becoming the second largest common stockholder. Oak Hill is not subject to a voting agreement

Transaction Overview . Per share deal value at announcement was $7.88 . Hilltop originally offered $7.00 per share on 1/9/14 . Value will fluctuate with Hilltop market price . SWS per share merger consideration of 0.2496 Hilltop shares plus $1.94 in cash . Approximate mix 75% stock / 25% cash . Aggregate value of SWS at announcement of $398 million1 . Hilltop existing investment in SWS of $80 million . Merger consideration to other SWS holders of $318 million . Transaction multiples at announcement: . Price/Fully Diluted Tangible Book Value Per Share: 97%2 . Price/Estimated FY 2015 EPS (Street): 88x . Unaffected market premium: 30%3 . Premium to 52 week low: 52% 7 1 Aggregate value includes Hilltop and Oak Hill warrants 2 Fully diluted tangible book value per share equaled $8.15 at announcement 3 Based on SWS share price on January 9, 2014 of $6.06 per share Financial Terms Legal Requirements . Stockholder approval requires affirmative vote of >50% of outstanding SWS shares as of record date . Hilltop has exercised all of its warrants and has agreed to vote its 10.2 million outstanding shares FOR the merger (21% outstanding) . There is no voting agreement for Oak Hill’s 6.5 million outstanding shares (14% outstanding) . Conditions to close merger include regulatory approvals; Hilltop does not have financing or other outs . SWS Board can change its recommendation of the merger, but not terminate the merger agreement, if SWS receives an unsolicited superior proposal or in certain other limited circumstances . Transaction is expected to close by year end 2014 with merger agreement termination date of 3/31/15

SWS Independent Special Committee . On January 15, 2014, SWS formed a Special Committee to review Hilltop’s unsolicited original offer, consider other strategic alternatives and lead the negotiations for any potential transaction . Members of the Special Committee: . SWS directors unaffiliated with Hilltop or Oak Hill . Disinterested and non-executives . Have relevant experience and industry knowledge . Able and willing to devote significant time and thoughtfulness . Special Committee engaged independent advisors after discussions with several candidates . Legal advisor - Davis Polk & Wardwell (“Davis Polk”) was retained on 1/29/14 . Investment bank - Sandler O’Neill (“Sandler”) was retained on 2/3/14 . From formation through the announcement of the Hilltop transaction, the Special Committee met a total of 21 times 8 Formation Tyree Miller - Chair . SWS director since November 2011 . Has been in the private equity and money management business since 2004 . Currently President of A.G. Hill Partners, LLC . From 2005 to 2008 served as a partner of Austin Ventures . From 1974 to 2004 built career at Bank One Corporation (merged with JP Morgan in 2004), advancing to roles which included Chairman and CEO of Bank One Texas from 1998 to 2000 and President and CEO of Global Treasury Services from 2000 to 2004 Robert Buchholz . SWS director since May 2008 . Served as an officer of SWS from 1985 to 1995, advancing to President and a director . Chairman and founder of Town Center Holdings, former parent company to Town Center Bank . Prior experiences as an attorney and certified public accountant Joel Williams III . SWS director since November 2009 . President of Bristol Investment Company, Inc., a private investment firm, since 1985 . Formerly served as President and CEO of Texas Federal Financial Corporation prior to its sale in 1984 Special Committee Bios

Transaction Background – Process Overview¹ . 1/9/14: Hilltop delivered to SWS Board an unsolicited letter of intent to acquire all shares it did not own for $7.00 per share in a 50% stock / 50% cash transaction . 1/10/14: Hilltop made its offer public . 2/13/14: Special Committee instructed Sandler to contact third parties that: . Were financially capable, . Were likely to receive regulatory approval, and . Would not require material conditions to complete a transaction to acquire SWS . 2/14 – 3/14: 17 parties were contacted . 2/14 – 3/14: Special Committee, Sandler and/or Davis Polk held discussions with or negotiated potential transactions with: . Hilltop . Esposito Global and Party B . Party A . 3/31/14: SWS entered into merger agreement with Hilltop following extensive negotiations . Hilltop raised its offer price to $7.75 and stock consideration to 75% . Neither of the other interested parties submitted a binding proposal with a firm price to acquire SWS 9 1 The information in this section and in the Transaction Background set forth in this presentation is selected from the definitive SWS/Hilltop Proxy Statement/Prospectus filed with the Securities and Exchange Commission and is not a complete summary of the transaction background. For the complete summary, please refer to the “Background of the Merger” section of the SWS/Hilltop Proxy Statement/Prospectus. Notes . Hilltop offer in public domain for 81 days before signing merger agreement . 17 companies contacted (including all that contacted SWS) . Other than Hilltop, only 2 companies continued to pursue a transaction after early stage conversations . Other than Hilltop, only 1 suitor was financially capable of closing transaction but that party did not make a binding proposal

Transaction Background – Esposito Global & Party B . 2/18/14: Esposito Global publicly disclosed a proposal to acquire SWS for $8.00 per share, expressly contingent on thirdparty financing being arranged . 2/20/14: Special Committee instructed Sandler and Davis Polk to speak with Esposito Global and its legal advisor to understand their plans for arranging outside financing and their ability to obtain regulatory approval . 2/24/14: Esposito Global and its legal advisors indicated that Esposito Global was not in a position to obtain regulatory approval and would require additional resources to meet financing requirements . 2/27/14: Esposito Global informed the Special Committee that it would be working with “Party B,” a bank holding company . Over the ensuing several weeks, multiple conversations were held with Esposito Global, Party B, and their financial and legal advisors . Party B informed the Special Committee that significant external financing would be required to complete a transaction; multiple private equity firms would need to be involved . 3/17/14: Party B’s financial advisor indicated that sixty days would be required to finalize price and secure necessary financing . 3/20/14: Special Committee informed Party B that it was uncomfortable with the uncertainty surrounding their extended timeline to secure financing, complete due diligence and affirm their price 10

Transaction Background – Party A 11 . 2/18/14: Initial conversation with Party A regarding a potential acquisition of SWS . During late February and early March, SWS’s financial advisor had several calls with Party A . Party A indicated an interest in acquiring SWS at a price approximating tangible book value of SWS “liquid assets”; believed to approximate the fully diluted tangible book value of $8.15 per share as of December 31, 2013 . Also discussed were issues regarding the Merger Covenant, due diligence and terms of a non-disclosure agreement . 3/18/14: CEO of Party A stated they were valuing SWS at approximately $8.00 per share, though the price could be higher . Party A also discussed the Merger Covenant1 with Hilltop’s financial advisor - who informed Party A that Hilltop would not waive it . 3/25/14: SWS and Party A executed a non-disclosure agreement . 3/27/14: Party A was informed that SWS was under a deadline to execute a merger agreement by March 31, 2014 . Party A provided a non-binding indication of interest to acquire SWS for $8.65 per share, subject to due diligence and describing the process that it would require to meet the March 31, 2014 deadline . 3/29/14 – 3/31/14: Party A conducted in-person due diligence at SWS headquarters in Dallas . 3/31/14: SWS received a letter from Party A stating they: . Were not able to execute a definitive agreement by the March 31, 2014 deadline, . Had serious concerns agreeing to a transaction if Hilltop would not waive the Merger Covenant, and . Needed more time for their due diligence 1 The Merger Covenant in the Credit Agreements prohibits SWS from undergoing a “Fundamental Change,” which includes any merger or substantial asset sale, without the approval of each lender

Transaction Background – Hilltop . 3/3/14: Special Committee rejected Hilltop’s original offer . 3/5/14: Hilltop indicated that it did not believe book value ($8.15 per share) was the correct method to value SWS, based on, among other things, its lack of historical and prospective earnings . 3/19/14: Hilltop submitted a revised proposal at $7.50 per share, 75% stock / 25% cash . Hilltop indicated that it was approaching its limit on price and would not leave the offer outstanding for a prolonged period time . 3/20/14: Hilltop agreed to increase offer price to $7.75 per share, 75% stock / 25% cash . Hilltop reiterated its intention not to waive the Merger Covenant with respect to any deal with another party . 3/24/14: Hilltop said that if the merger agreement was not signed by March 31, 2014, Hilltop would withdraw its offer; this position was subsequently repeated on several occasions . 3/31/14: Special Committee members met with Hilltop to negotiate remaining issues of merger agreement . Hilltop refused again to eliminate the “force the vote” provision and refused to accept a possible two-tier termination fee that would provide for a lower payment if a deal was done with Party A . Hilltop did agree to reduce the termination fee to $8 million from original $12 million . 3/31/14: Later in the day, SWS Board (other than Messrs. Ford and Crandall, who were recused from voting) unanimously approved the merger agreement and recommended its adoption by SWS stockholders based on, among other things: . Enhanced value and improved terms (including higher price and lower termination fee) achieved through negotiations with Hilltop . Risk of Hilltop withdrawing its offer without a binding proposal from either of the interested parties . Concern over the repayment risk of the $100 million of loans under the 2011 Credit Agreement and Hilltop’s unwillingness to waive the Merger Covenant 12

13 Transaction Rationale – SWS Six-Year Financial Performance ($ in Millions, Except per Share Data) Source: SWS SEC Filings. SWS fiscal years ending June 30. 1 Fully Diluted Tangible Book Value per Share is Non-GAAP and includes Hilltop and Oak Hill warrant shares. See calculation on separate slide in Appendix. . Bank credit losses, prolonged low shortterm interest rates and declining broker / dealer revenues have primarily resulted in net losses over past 5 years . Hilltop’s deal value is attractive given limited earnings visibility of SWS as standalone company

Transaction Rationale – SWS Stock Price Performance



9.00
8.00
7.00
6.00
5.00
4.00
3.00
Stock Price ($)
1/1/11
8/26/11
4/19/12
12/12/12
8/6/13
3/31/14
Prior to 2011
July 2010: Bank entered into MOU with OTS
Dec. 2010: Terminates planned debt offering
March 2011: Agrees to $100M capital raise with Hilltop and Oak Hill (closed July 2011)
Jan. 2013: OCC lifts C&D order for Bank
March 2014: Announces definitive agreement for $7.88 per share
Sep. 2012: Announces FY 2012 loss per share of $0.14
August 2013: Announces FY 2013 loss per share of $1.02
Jan. 2014: Hilltop Announces LOI for $7.00 per share
August 2011: Announces FY 2011 loss per share of $0.71
Feb. 2011: Bank enters into C&D with OTS
SWS Stock Price
HTH Original Offer ($7.00)
HTH Announced Value ($7.88)
Warrant Exercise Price ($5.75)

- Historical price has lingered around warrant exercise price as company performance has declined and exercise price provided floor
- For the three years prior to Hilltop's initial proposal, SWS's stock price averaged $5.77

SWS GROUP

14

15 Hilltop’s offer at announcement . Provided a 30% premium to SWS’s unaffected stock price1 . Exceeded SWS likely value as a standalone entity . Provided a 12.5% premium to Hilltop’s original offer . Discount to tangible book value merited due to SWS historical losses and low prospective earnings 25% cash / 75% stock mix offers SWS stockholders immediate cash value and significant upside potential . SWS stockholders will own approximately 10% of Hilltop . Hilltop median analyst price target of $26.25 implies $8.49 SWS deal value2 . Larger, diversified organization will benefit from synergies and more efficient platform . Complementary businesses create leading Texas-based broker / dealer with bolstered market share and scale . Combined bank enhanced by significant source of additional low-cost, core deposits . Following merger, Hilltop will be well capitalized with excess capital to deploy on future transactions Hilltop is best buyer for SWS and transaction uniquely benefits SWS stockholders . Transaction alleviated SWS from repayment risk of $100 million of loans and lenders’ blocking rights to a merger . Hilltop transaction has low execution risk – no financing contingencies and high likelihood of regulatory approvals . With Dallas-based broker/dealer and bank, Hilltop is best suited to extract benefits in excess of the risk and costs of integration . Numerous potential acquirers were solicited following public announcement of Hilltop’s initial proposal, none of whom made a binding proposal. In the absence of other binding proposals, there was a significant risk to SWS of Hilltop withdrawing its offer Transaction Rationale – Provides Immediate and Long-Term Value 1 Unaffected stock price is equal to $6.06 per share, the price preceding Hilltop’s initial proposal. 2 Research coverage on Hilltop is published by KBW, Raymond James, Stephens and Sterne Agee.

Hilltop – Overview

- Hilltop is a diversified financial holding company based in Dallas
- Led by Chairman Gerald J. Ford, who has acquired, managed and sold banking businesses and other financial services companies for over 35 years
- Hilltop provides banking, mortgage origination, financial advisory and insurance through its wholly owned subsidiaries, PlainsCapital Corporation and National Lloyds Corporation
  - PlainsCapital Bank ("PCB") is the 5th largest[2] Texas-based bank with 78 branches located in all major Texas markets
  - PrimeLending is the 4th largest mortgage originator in the U.S. by purchase units (2013) with 300 locations in 42 states
  - First Southwest ("FSW"), primarily a public finance advisor, ranked #1 nationally and in Texas for number of issues completed over past five years
  - National Lloyds provides fire and homeowners insurance for low value dwellings in Texas and other southern states with a distribution network of over 6,500 independent agents
- With $9.4 billion in assets and $158 million in freely usable cash, Hilltop seeks to build a premier Texas-based bank and diversified financial services holding company through acquisitions and organic growth

Organizational Structure


Hilltop Holdings
21%
SWS Group[1]
100%
100%
PlainsCapital Corp.
National Lloyds Corp.
100%
PlainsCapital Bank
100%
100%
PrimeLending
First Southwest

Q2 2014 LTM Pre-Tax Income by Segment ($000)


$171,880
$2,397
$27,874
$618
($9,256)
$193,513
Banking
Mortgage Origination
Insurance
Financial Advisory
Corporate
Hilltop Consolidated

Source: SWS/Hilltop Proxy Statement/Prospectus, SNL Financial (deposit market share), Ipreo MuniAnalytics (public finance rankings), Marketrac (origination ranking), Hilltop website (number of National Lloyds independent agents)

1. As of Oct. 6, 2014, Hilltop owned 21% of the outstanding common stock of SWS.
2. Deposit data as of June 30, 2014 and pro forma for acquisitions. Includes banks and thrifts headquartered in Texas.

SWS GROUP

16

17 Hilltop – Financial Highlights 2013 Q2 2013 Q3 2013 Q4 2014 Q1 2014 Q2 Income to Common ($000) $20,943 $38,174 $29,528 $23,760 $27,085 EPS - Diluted $0.24 $0.43 $0.34 $0.26 $0.30 ROAE 7.29% 13.02% 10.97% 7.65% 7.99% Book Value Per Share $12.59 $13.00 $13.27 $13.76 $14.22 Tier 1 Leverage Ratio 13.66% 13.96% 12.81% 13.12% 13.51% Source: Hilltop 10-Qs and 10-K Note: Hilltop also includes a corporate segment, which is excluded in bar chart for illustrative purposes 2,012 176 (45) (153) 640 (20,494) 4,391 17,530 11,412 (5,459) 18,923 3,766 (7,568) (3,008) 9,207 37,306 52,402 46,119 31,895 41,464 35,969 59,761 49,120 39,650 44,982 (30,000) (10,000) 10,000 30,000 50,000 70,000 2013Q2 2013Q3 2013Q4 2014Q1 2014Q2 Pre-Tax Income/(Loss) ($000) Financial Advisory Insurance Mortgage Origination Banking Hilltop Consolidated

18 Hilltop and SWS – Five Year Stock Price Relative Performance Note: Includes the total return of the HTH stock price, the SWS stock price, and the S&P 500 Financials Index from October 28, 2009 to October 28, 2014 Source: SNL Financial 82.5% (46.8%) 63.8% (100.0%) (50.0%) 0.0% 50.0% 100.0% 150.0% 10/28/09 10/28/10 10/28/11 10/28/12 10/28/13 10/28/14 Relative Price Performance (%) HTH Stock Price SWS Stock Price S&P 500 Financials

19 Hilltop and SWS – Stock Price Relative Performance & Short Interest . Current deal value is $7.35; down from $7.88 at announcement . Bank market is down 2.5% in that time . Elevated short interest is impeding Hilltop and SWS stock prices . Although Lone Star Value has built a 8.15% long position in SWS, they have a 6.28% short position, leaving them an economic interest of only 1.88% . Research analysts of Hilltop have median price target of $26.25, a premium of 21.1% over the current market price Note: Based on closing prices as of October 28, 2014 0 500 1,000 1,500 2,000 2,500 3,000 3,500 3/31/14 4/30/14 5/31/14 6/30/14 7/31/14 8/31/14 9/30/14 Short Interest (000 Shares) HTH Short Interest SWS Short Interest Short Interest (8.9%) (2.9%) (2.5%) (20.0%) (15.0%) (10.0%) (5.0%) 0.0% 5.0% 10.0% 4/3/14 5/3/14 6/3/14 7/3/14 8/3/14 9/3/14 10/3/14 Relative Price Performance (%) Relative Stock Price Performance HTH Stock Price SWS Stock Price KBW Bank Index

20 Hilltop – SWS Combination Pro Forma Balance Sheet Highlights (6/30/14) $bn HTH SWS Pro Forma Loans HFI $4.5 $0.9 $5.4 Assets $9.4 $4.1 $13.3 Deposits $6.2 $1.4 $7.5 Equity $1.4 $0.3 $1.6 Combination Opportunity . Transaction creates the largest full service brokerage firm headquartered in the Southwestern US based on number of financial advisors . Fortifies strong presence in Texas, while adding complementary offices throughout the United States . Significant opportunity to bolster market share and scale of complementary broker / dealer businesses . Larger, diversified organization will benefit from synergies and more efficient operating platform . Combined bank will have a larger, more scalable deposit base given ability to source additional deposits from broker / dealer customers through the sweep program . Following the acquisition, Hilltop will be well capitalized with excess cash to deploy on future transactions . Continues to build on Hilltop’s goal of building the premier Texas financial holding company franchise with a dominant Texas broker / dealer Complementary Businesses SWS FSW Taxable Fixed Income, Retail Public Finance, Capital Markets, Clearing, Stock Loan, Bank Housing, Asset Management Source: SWS/Hilltop Proxy Statement/Prospectus

Hilltop – SWS / FSW Business Opportunity

Opportunity Summary

- FSW was formed in Dallas in 1946 and is a diversified investment banking firm and a registered broker-dealer
  - 25 locations nationwide (9 in Texas) and employs approximately 400 people
  - Four primary lines of business: (1) public finance, (2) capital markets, (3) correspondent clearing services and (4) asset management
- Combining SWS with FSW's franchise will improve overlapping business lines, while providing expansion into new areas
  - ***Public Finance*** - will have the premier Southwestern franchise with the ability to build both the municipal advisory and underwriting practices – combined company will be the number one ranked financial advisor in the nation by tax-exempt issues
  - ***Capital Markets*** - able to add key traders and sales reps and bolster its distribution for the municipal business, particularly on west coast
  - ***Stock Loan*** - will benefit from addition of "hard-to-borrow" balances and significant stock borrow/loan conduit business
  - ***Clearing*** - meaningfully increases scale with significant addition of correspondents and balances but with minimal overlap
  - ***Back Office*** - substantial opportunity to improve overhead efficiency and streamline operations
  - ***New Businesses*** - addition of Taxable Fixed Income and Retail will improve diversification and top line growth while expanding product breadth and distribution capabilities

Financial Advisor Number of Tax-Exempt Issues: 2009 – 2013



Pro Forma FSW/SWS
4,709
First Southwest
3,936
Public Fin Mgmt
3,724
Fiscal Adv & Mkt
2,176
Ehlers
1,664
Capital Markets Adv
1,471
Bernard P. Donegan
1,044
Springsted
979
Piper Jaffray
956
RBC Capital Markets
830
Southwest Securities
773

Source: SWS/Hilltop Proxy Statement/Prospectus and Ipreo MuniAnalytics

SWSGROUP
21

2011 Credit Agreement . Two $50 million unsecured loans with 8.00% coupon . Equal commitments from Hilltop and Oak Hill; each offered 1 seat on the board . Each lender was issued warrants to purchase up to 8.7 million shares of SWS common stock at fixed exercise price of $5.75 per share . Loan pre-payable with Make-Whole Premium¹ – if SWS closing price exceeds $8.625 for 20 of 30 consecutive trading days . Credit agreement includes “Merger Covenant” – prohibits SWS from undergoing a “Fundamental Change,” which includes any merger or substantial asset sale, without the approval of each lender . Any exercise of warrants results in pro-rata elimination of loan . Closed on July 29, 2011 after SWS stockholder and regulatory approval 22 1 Make-Whole Premium (defined as “Applicable Premium” in Credit Agreement) is equal to the present value of all required interest payments from prepayment date through maturity date. 2011 Credit Agreement Credit Agreement Rationale . Southwest Securities, FSB (“Bank”) suffered from significant credit losses and was operating under a Cease & Desist Order with heightened capital requirements . Bank had a $68 million pre-tax loss over 12 months preceding Credit Agreement . Bank issues were negatively impacting core brokerage businesses and jeopardizing SWS viability . Efforts to raise capital in public and private markets were unsuccessful 2014 Consent and Warrant Exercises . Hilltop has exercised 100% of its warrant for 8.7 million SWS shares – eliminating its rights under Credit Agreement . At the time the merger was announced, Oak Hill agreed to consent to the merger with Hilltop and exchange any outstanding warrants for same merger consideration as SWS common holders plus Make-Whole Premium it is entitled to for its outstanding loan . Oak Hill has subsequently exercised 75% of its warrant for 6.5 million shares – preserving its rights under Credit Agreement but eliminating 75% of its Make-Whole Premium

23 Shareholder Approval The Board of Directors of SWS Group1 unanimously recommends that SWS stockholders vote “FOR” the transaction with Hilltop 1 Other than Mr. Ford and Mr. Crandall who recused themselves from voting

24 APPENDIX

25 Fully Diluted Tangible Book Value (Non-GAAP)1 1See discussion of Non-GAAP reconciliation on next slide. ($ in Thousands, Except per Share Data) 6/26/09 6/25/10 6/24/11 6/29/12 6/30/13 6/30/14 Book Value 340,357 383,394 357,469 355,702 315,286 309,872 Less: Goodwill (7,552) (7,552) (7,552) (7,552) (7,552) (7,552) Less: Intangible (Ameritrade) (1,734) (791) (6) --- --- --- Tangible Book Value 331,071 375,051 349,911 348,150 307,734 302,320 Pro-Forma Adjustments: New Equity from exercise (Common & APIC) NA NA NA 92,696 94,783 126,609 Loss on debt extinguishment NA NA NA (20,924) (16,898) (12,231) Gain on warrant extinguishment NA NA NA 35,114 29,414 1,187 Less: Unamortized debt issuance costs NA NA NA (2,009) (1,517) (1,025) Embedded gain on exercise before tax NA NA NA 12,181 10,999 (12,069) Less taxes (35%) NA NA NA (4,263) (3,850) 4,224 Embedded gain after tax 7,918 7,150 (7,845) Pro-forma Tangible Book Value 331,071 375,051 349,911 448,764 409,666 421,084 Shares Outstanding 27,263 32,342 32,285 32,576 32,629 32,757 Deferred Compensation Shares 187 216 262 306 302 311 Warrant Shares NA NA NA 17,391 17,391 17,391 Pro-forma Shares Outstanding 27,450 32,558 32,547 50,273 50,322 50,459 Fully Diluted Tangible Book Value per Share $12.06 $11.52 $10.75 $8.93 $8.14 $8.35

Use of Non-GAAP Measures 26 SWS has included in the presentation Fully Diluted Tangible Book Value Per Share. Fully Diluted Tangible Book Value Per Share reflects book value per share, less goodwill, assuming exercise of all of the Company’s outstanding warrants and resulting repayment of the $100 million loan from Hilltop and Oak Hill. Fully Diluted Tangible Book Value Per Share is a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K. SWS believes that the presentation of this non-GAAP financial measure provides useful information. While management believes this non-GAAP financial measures is useful in evaluating SWS, this information should be considered as supplemental in nature and not as a substitute for, or superior to, the related financial information prepared in accordance with GAAP.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Hilltop Holdings Inc. (“Hilltop”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a definitive proxy statement of SWS Group, Inc. (“SWS”) that also constitutes a prospectus of Hilltop, and SWS and Hilltop have each filed and will each file other documents with respect to the proposed transaction and the definitive proxy statement/prospectus has been mailed to shareholders of SWS. Investors and security holders of SWS are urged to read the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC carefully and in their entirety because they contain important information. Investors and security holders of SWS are able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by SWS or Hilltop through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SWS are available free of charge on SWS’s internet website at www.swst.com or by contacting SWS’s Investor Relations Department at (214) 859-1800. Copies of the documents filed with the SEC by Hilltop are available free of charge on Hilltop’s internet website at www.hilltop-holdings.com or by contacting Hilltop’s Investor Relations Department at (214) 252-4029. SWS, Hilltop, their respective directors and certain of their executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SWS is set forth in its Annual Report on Form 10-K/A (Amendment No. 1) for the year ended June 30, 2014, which was filed with the SEC on September 26, 2014. Information about the directors and executive officers of Hilltop is set forth in its most recent proxy statement, which was filed with the SEC on May 2, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. 27 Important Information for Investors & Shareholders